Exhibit 99.1

DIGIHOST TECHNOLOGY INC.

(the “Company”)

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOVEMBER 7, 2024

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were put to a vote at the annual general and special meeting of the Company held on November 7, 2024. The report on the voting results is as follows:

1.	Election of Directors

Based on the proxies received and the votes cast at the meeting, each of the five director nominees proposed by management in the Company’s management information circular dated September 23, 2024 (the “Circular”) were elected. Details of the voting results are as follows:

Director	For	%	Withheld	%
Michael Amar	4,844,948	95.394	233,915	4.606
Alec Amar	4,819,264	94.889	256,599	5.111
Adam Rossman	3,913,856	77.062	1,165,007	22.938
Gerard Rotonda	4,836,983	95.238	241,880	4.762
Zhichao Li	5,361,854	95.648	243,983	4.352

2.	Reappointment of Auditors and fix remuneration of the auditors

Based on the proxies received and the votes cast at the meeting, the reappointment of Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, to serve as the independent auditors of the Company for the ensuing year and authorize the Board of directors to fix the remuneration of the auditors was approved by shareholder of the Company (“Shareholders”). Details of the voting results are as follows:

For	%	Withheld	%
9,556,912	97.710	223,974	2.290

3.	Approval of Stock Option Plan

Based on the proxies received and the votes cast at the meeting, an ordinary resolution to approve and ratify the Company’s 10% rolling stock option plan was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
3,836,873	75.546	1,241,990	24.454

4.	Approval of Restricted Share Unit Plan

Based on the proxies received and the votes cast at the meeting, an ordinary resolution to approve and ratify the Company’s restricted share unit plan was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
3,864,254	76.085	1,214,609	23.915

DIGIHOST TECHNOLOGY INC.

/s/ “Michel Amar”
Michel Amar
Chairman and CEO